SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2011
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

NOTICE TO THE MARKET

SHAREHOLDERS' MEETING APPROVES THE MIGRATION TO NOVO MERCADO

Rio de Janeiro, June 22nd, 2011 - The management of TIM Participações SA ("TIM PART" or the "Company") hereby announces, in compliance with the provisions of § 4 of article 157 of Law 6.404/76, as amended ("Corporate Law") and CVM Instruction No. 358/02 and in addition to Material Fact published on May 5th, 2011, informs its shareholders, the market in general and other interested parties the following.

In the Extraordinary General Meeting held today, with presence over 80% of the Company’s shareholders entitled to vote, was approved by more than 99% of those present: (i) migration of the Company to the listing segment of corporate governance Bovespa called Novo Mercado (ii) the conversion of all preferred shares into common shares, and (iii) reform of the bylaws to suit the Listing Rules of the Novo Mercado.

Additionally, it was held on this date the Special Meeting of Preferred Shareholders ("AESP"), with presence over 80% of shareholders which was ratified by more than 99% of those present, the conversion of all preferred shares into common shares of the Company.

Both the CEO, Luca Luciani as IRO/CFO, Claudio Zezza highlighted the great satisfaction with the operation Novo Mercado, where the presence of shareholders was above 80% of total capital, unanimous vote for the  migration and broad consensus in the exchange ratio, exceeding 99% of those present, which shows that was adopted a fair and transparent criteria with all shareholders.

Both also emphasize that the parent company followed the choice made by the minorities, emphasizing the high level of corporate governance. The performance of the stock from the announcement of the Novo Mercado on May 5 is already an evidence of this satisfaction and the outcome of the meeting today, represents the effective alignment of interests among all shareholders.

Withdrawal Rights. Under Article 137 I of the Corporate Law will be granted withdrawal rights to holders of preferred shares who dissent from the decision or have abstained from voting on the AESP for a period of 30 days, including from the publication of the AESP, which the Company expects to occur in the next June 27th, 2011.

Rio de Janeiro, June 22nd , 2011.

Claudio Zezza
CFO and Investors Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date:June 22, 2011	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.